EXHIBIT 18

December 20, 2011

Navistar International Corporation
Lisle, IL

Ladies and Gentlemen:

We have audited the accompanying Consolidated Balance Sheets of Navistar International Corporation and subsidiaries (the Company) as of October 31, 2011 and 2010, and the related Consolidated Statements of Operations, Stockholders' Equity (Deficit), and Cash Flows for each of the years in the three-year period ended October 31, 2011, and have reported thereon under date of December 19, 2011. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended October 31, 2011. As stated in Note 1 to those consolidated financial statements, the Company changed its annual goodwill impairment test date from October 31 to August 1. The Company states that the newly adopted accounting principle is preferable in the circumstances because it allows the Company to better align its impairment testing date with the annual preparation of its long-range strategic plan and provides additional time to complete the assessment prior to the filing of the Company's annual report on Form 10-K. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.
With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.
Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.
Very truly yours,
/s/ KPMG LLP

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